UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

UNIVERSAL AMERICAN CORP.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

     913377107

(CUSIP Number)

Michael C. Neus

Perry Corp.

767 Fifth Avenue, 19th Floor

New York, New York 10153

(212) 583-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

              November 24, 2008

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 11 Pages

CUSIP No. 913377107	Page 2 of 11 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Perry Corp.

2	Check the Appropriate Box If a Member of a Group (See Instructions) a. [ ] b. [X]
3	SEC Use Only
4	Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[   ]

6	Citizenship or Place of Organization

New York

	7	Sole Voting Power
Number of Shares		6,923,833
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 6,923,833
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,923,833

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[   ]

13	Percent of Class Represented By Amount in Row (11)

8.55%

14	Type of Reporting Person (See Instructions)

IA, CO

CUSIP No. 913377107	Page 3 of 11 Pages

1	Names of Reporting Persons

              I.R.S. Identification Nos. of above persons (entities only)

Richard C. Perry

2	Check the Appropriate Box If a Member of a Group (See Instructions) a. [ ] b. [X]
3	SEC Use Only
4	Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[   ]

6	Citizenship or Place of Organization

United States of America

	7	Sole Voting Power
Number of Shares		6,923,833 (all shares beneficially owned by Perry Corp.)
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 6,923,833 (all shares beneficially owned by Perry Corp.)
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,923,833

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[   ]

13	Percent of Class Represented By Amount in Row (11)

8.55%

14	Type of Reporting Person (See Instructions)

IN, HC

CUSIP No. 913377107	Page 4 of 11 Pages

AMENDMENT NO. 3 TO SCHEDULE 13D

As disclosed by Universal American Corp., a New York corporation (the “Company”), in its Current Report on Form 8-K, filed on November 25, 2008, the Company converted all 132,895 shares of its Series B participating convertible preferred stock (“Series B Preferred Stock”) into common stock, par value $.01 per share (“Common Stock”). This Amendment No. 3 to Schedule 13D is filed by the undersigned to amend the statement on Schedule 13D, filed on October 25, 2006 (the "Initial Statement"), as amended by Amendment No. 1 (“Amendment No. 1”), filed May 10, 2007, and Amendment No. 2 (“Amendment No. 2”), filed September 21, 2007 (as so amended, the “Schedule 13D”), relating to the Common Stock of the Company.

Item 1.                   Security and Issuer.

                               The title of the class of equity security to which this statement on Schedule 13D relates is the Common Stock of the Company.  The address of the Company’s principal executive offices is Six International Drive, Suite 190, Rye Brook, NY 10573.

Item 2.                   Identity and Background.

                                Item 2 of the Schedule 13D is hereby amended and restated as follows:

This statement to Schedule 13D is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, a citizen of the United States of America (together, the “Reporting Persons”). Perry Corp. is a registered investment adviser that provides asset management services to private investment funds. Richard C. Perry is the President, sole director and sole shareholder of Perry Corp. The address of Perry Corp. and Richard C. Perry is 767 Fifth Avenue, 19th Floor, New York, NY 10153. A joint filing agreement of Perry Corp. and Richard C. Perry is attached hereto as Exhibit A.

The name, citizenship, business addresses and principal occupation of each of the directors and executive officers of Perry Corp. (other than Richard C. Perry) are set forth in Exhibit B attached hereto, which is incorporated herein by reference.

During the last five years, none of Perry Corp., Richard C. Perry, or any of the persons listed in Exhibit B attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                    Source and Amount of Funds or Other Consideration.

          Item 3 of the Schedule 13D is hereby amended by adding the following language:

                                 Pursuant to a Stock Option Agreement dated September 21, 2007, by and among the Company and the other parties thereto (the “2007 Stock Option Agreement”), the Company granted to Perry Funds, at the direction of a designee of Perry Corp., options to purchase an aggregate of 10,000 shares of the Company’s Common Stock at an exercise price of $21.99 per share. The options vest as follows: (i) 3,333 shares of Common Stock vested on September 21, 2008; (ii) 3,333 shares of Common Stock vest on September 21, 2009; and (iii) 3,334 shares of Common Stock vest on September 21, 2010. A copy of the 2007 Stock Option Agreement is set forth in Exhibit L hereto.

CUSIP No. 913377107	Page 5 of 11 Pages

Pursuant to a Stock Option Agreement dated July 24, 2008, by and among the Company and the other parties thereto (the “2008 Stock Option Agreement”), the Company granted to Perry Funds, at the direction of a designee of Perry Corp., options to purchase an aggregate of 10,000 shares of the Company’s Common Stock at an exercise price of $9.93 per share. The options vest as follows: (i) 3,333 shares of Common Stock vest on July 24, 2009; (ii) 3,333 shares of Common Stock vest on July 24, 2010; and (iii) 3,334 shares of Common Stock vest on July 24, 2011. A copy of the 2008 Stock Option Agreement is set forth in Exhibit M hereto.

As disclosed by the Company in its Current Report on Form 8-K, filed on November 25, 2008, the Company exercised its right to convert all 132,895 shares of its outstanding Series B Preferred Stock into 13,289,500 shares of Common Stock on November 24, 2008. As a result, the 11,000 shares of Series B Preferred Stock then beneficially owned by the Reporting Persons as described in Item 4 below were automatically converted into 1,100,000 shares of Common Stock on November 24, 2008. The aforementioned conversion has been recorded on the books of the Company. As previously disclosed in Amendment No. 2, Perry Funds acquired the 11,000 shares of Series B Preferred Stock with the working capital of Perry Funds for an aggregate purchase price of approximately $22,000,000.00. The Company has not registered the shares of Common Stock issued on November 24, 2008, under the Securities Act of 1933, and the Reporting Persons may not offer to sell or sell these shares in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933. The shares of Common Stock issued on November 24, 2008, are subject to the Registration Rights Agreement by and among the Company, Perry Funds and certain other persons, a copy of which is set forth in Exhibit E hereto.

The descriptions herein of the various agreements and other documents referred to above are qualifed in their entirety by reference to the full text of such agreements and documents, which are incorporated herein by reference.

Item 4.                   Purpose of Transaction.

                                Item 2 of the Schedule 13D is hereby amended and restated as follows:

See Item 4 of Amendment No. 1, which is incorporated herein by reference.

On May 15, 2007, the closing under the previously disclosed “stage 1” Securities Purchase Agreement, dated as of May 7, 2007 (the “First Stage SPA”), among the Company, Union Square Universal Partners, L.P. (“Union Square”), Lee-Universal Holdings, LLC (“Lee”), Welsh, Carson, Anderson & Stowe X, L.P. (“WCAS X”) and Perry Funds, attached hereto as Exhibit C, occurred. At that closing, Perry Funds purchased from the Company 24,868 shares of Series A Preferred Stock of the Company at a purchase price of $2,000 per share of Preferred Stock.

The Company’s Series A Preferred Stock is a non-voting security and is not convertible into shares of Common Stock while owned by Union Square, Lee, WCAS X or Perry Funds (the “Initial Holders”) or any affiliate of an Initial Holder. However, (A) upon transfer of a share of Series A Preferred Stock to a holder other than an Initial Holder or an affiliate of an Initial Holder, such share of Series A Preferred Stock will automatically convert into 100 shares of Common Stock (subject to customary anti-dilution adjustments), and (B) subject to the satisfaction of various conditions, an Initial Holder of shares of Series A Preferred Stock is entitled to exchange such shares of Series A Preferred Stock for a corresponding number of shares of the Company’s Series B Preferred Stock.

On September 18, 2007, the Company, the Initial Holders and the parties to the Agreement and Plan of Merger and Reorganization, dated as of May 7, 2007 (the “Merger Agreement”), among the Company, MHRx LLC, MemberHealth Inc. (“MemberHealth”) and the other parties thereto, entered into (1) an Agreement (the “Side Agreement”) and (2) an Escrow Agreement with The Bank of New York (as amended, the “Escrow Agreement”) pursuant to which, among other things, (a) each Initial Holder placed into escrow the aggregate purchase price for the shares of Series B Preferred Stock of the Company (or, at the option of such Initial Holder, Series A Preferred Stock of the Company) to be purchased by such Initial Holder under the previously disclosed

CUSIP No. 913377107	Page 6 of 11 Pages

“stage 2” Securities Purchase Agreement, dated as of May 7, 2007 (the “Second Stage SPA”), among the Company and the Initial Holders, attached hereto as Exhibit F, and (b) the Company placed into escrow certificates representing the shares of Preferred Stock to be purchased by each of the Initial Holders under the Second Stage SPA. Perry Funds elected to purchase Series A and Series B Preferred Stock of the Company under the Second Stage SPA. In accordance with the Side Agreement and the Escrow Agreement, Perry Funds placed into escrow an amount equal to $55,264,000.00, and the Company placed into escrow certificates representing 16,632 shares of Series A Preferred Stock of the Company and 11,000 shares of Series B Preferred Stock of the Company for the account of Perry Funds under the Second Stage SPA at a purchase price of $2,000 per share of Preferred Stock. Pursuant to the Escrow Agreement, such shares of Series A and Series B Preferred Stock of the Company were released from escrow to Perry Funds on September 21, 2007 (the “Escrow Release Date”), which date was specified by the Company and MHRx LLC as the date on which the Company completed its acquisition of MemberHealth under the Merger Agreement. The Escrow Agreement was amended on September 21, 2007 to clarify the Escrow Release Date. A copy of the Side Agreement is set forth in Exhibit H hereto. A copy of the Escrow Agreement is set forth in Exhibit I hereto. A copy of the Amendment to the Escrow Agreement is set forth in Exhibit J hereto.

Each share of the Company’s Series B Preferred Stock was convertible (at the option of the holder thereof or, subject to certain conditions, by the Company) into 100 shares of Common Stock (subject to customary anti-dilution adjustments) and entitled the holder thereof to a number of votes (on all matters on which holders of Common Stock may vote) equal to the number of shares of Common Stock into which such share of Series B Preferred Stock was convertible. On November 24, 2008, the Company exercised its right to convert all 132,895 shares of its outstanding Series B Preferred Stock into 13,289,500 shares of Common Stock. As a result, the 11,000 shares of Series B Preferred Stock then beneficially owned by the Reporting Persons as described in this Item 4 were automatically converted into 1,100,000 shares of Common Stock on November 24, 2008.

Pursuant to the Second Stage SPA, the Company, WCAS X and Welsh, Carson, Anderson & Stowe IX, L.P. (collectively with WCAS X, “WCAS”), Union Square and certain affiliated entities of Cap Z Ltd., Lee, Perry Funds, Mr. Richard Barasch and certain other stockholders of the Company entered into, and placed into escrow under the Escrow Agreement, a Stockholders’ Agreement (the “Stockholders’ Agreement”), which Stockholders’ Agreement became effective on the Escrow Release Date. On July 24, 2008, the parties to the Stockholders’ Agreement executed an amendment to the Stockholders’ Agreement (the “First Amendment to Stockholders’ Agreement”). Pursuant to the Stockholders’ Agreement, as amended, (i) the board of directors of the Company consists of fourteen directors, composed as follows: (A) two directors designated collectively by Union Square and certain affiliates of Cap Z Ltd., (B) two directors designated by WCAS, (C) one director designated by Lee, (D) one director designated by Perry Funds (who is currently Jay Yang), (E) the Chief Executive Officer of the Company, and (F) seven additional directors who shall each satisfy the criteria for “independent director” under applicable NASDAQ rules, provided that the right of a party to the Stockholders’ Agreement to designate directors may be reduced or lost if such party no longer holds a certain number of shares of Common Stock (which includes shares of Common Stock underlying Preferred Stock) and (ii) the stockholders party to the Stockholders’ Agreement agree to (A) vote all their shares in favor of election to the Company’s Board of Directors of such individuals as the parties to the Stockholders’ Agreement are entitled to designate from time to time, (B) certain restrictions on their ability to acquire additional shares of Common Stock without the approval of the independent directors of the Company, and (C) grant certain rights of first offer and other rights applicable to certain transfers of their shares in the Company. A copy of the Stockholders’ Agreement is set forth in Exhibit G hereto. A copy of the First Amendment to Stockholders’ Agreement is set forth in Exhibit K hereto.

As previously disclosed, Perry Funds agreed with the Company that Perry Funds would not transfer any shares acquired under the First Stage SPA or the Second Stage SPA, in each case, for a period of

CUSIP No. 913377107	Page 7 of 11 Pages

one year from the date of the applicable acquisition, subject to limited exceptions. This one-year transfer restriction has expired.

The descriptions herein of the various agreements and other documents referred to above are qualified in their entirety by reference to the full text of such agreements and documents, which are incorporated herein by reference.

Except as otherwise contemplated herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Company’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional shares of Common Stock or other securities of the Company, or instruments convertible into or exercisable for any such securities (collectively, “Company Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Company Securities in public or private transactions, (iii) cause Company Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities, and/or (v) encourage (including, without limitation, through their designees on the Company’s board of directors and/or communications with directors, management, and existing or prospective security holders, investors or lenders, of the Company, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Company to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of the Reporting Persons may be proposed as acquirers or as a source of financing), (B) changes to the Company’s capitalization or dividend policy, or (C) other changes to the Company’s business or structure.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) Perry Corp. may be deemed to be the indirect beneficial owner of 6,923,833 shares of Common Stock, which constitutes approximately 8.55% of the Company’s outstanding shares of Common Stock. Perry Corp. may be deemed to have sole power to vote and sole power to dispose of 6,923,833 shares of Common Stock, which includes (A) 6,920,500 shares of Common Stock, and (B) 3,333 shares of Common Stock issuable upon the exercise of options granted to Perry Funds. By virtue of his position as President, sole director and sole shareholder of Perry Corp., Richard C. Perry may be considered to indirectly beneficially own such shares of Common Stock.

The percentage in the immediately foregoing paragraph is calculated based on a total of 80,990,315 shares of Common Stock outstanding, which includes (A) the number of shares of Common Stock (67,697,482) outstanding as of October 31, 2008 (as stated by the Company in its quarterly report on Form 10-Q for the period ended September 30, 2008), (B) 3,333 shares of Common Stock issuable upon the exercise of options granted to Perry Funds, and (C) 13,289,500 shares of Common Stock, which the Company issued upon conversion of all outstanding shares of the Company’s Series B Preferred Stock on November 24, 2008. The calculation of such percentage does not consider any shares of Series A Preferred Stock issued to Perry Funds (the conversion of which is subject to various conditions) or any shares of Common Stock issuable upon conversion thereof.

CUSIP No. 913377107	Page 8 of 11 Pages

As a result of the matters previously referred to in Item 4 hereof, the Reporting Persons may be deemed to constitute a “group” (within the meaning of Rule 13d-5(b) under the Act) with the other stockholders of the Company that are party to the Stockholders’ Agreement and the First Amendment to Stockholders’ Agreement, and certain of their respective affiliates. As a result, and on that basis, the Reporting Persons may be deemed to beneficially own shares of Common Stock that may be beneficially owned by such persons, including: (i) an aggregate 20,301,569 shares of Common Stock that Union Square and/or its affiliates (including certain affiliates of Cap Z Ltd.) beneficially own as set forth in Amendment No. 5 to Schedule 13D as filed by Union Square and/or its affiliates on September 25, 2007; (ii) 9,999 shares of Common Stock issuable upon the exercise of options granted to Union Square and/or its affiliates as set forth in the Schedule 14A filed by the Company on April 29, 2008; (iii) an aggregate 14,064,817 shares of Common Stock that WCAS and/or its affiliates beneficially owns as set forth in Amendment No. 2 to Schedule 13D filed by WCAS and/or its affiliates on May 2, 2008; (iv) 3,333 shares of Common Stock issuable upon the exercise of options granted to WCAS and/or its affiliates as set forth in the Schedule 14A filed by the Company on April 29, 2008; (v) an aggregate 5,250,000 shares of Common Stock that Lee and/or its affiliates beneficially own as set forth in the Schedule 13D filed by Lee-Universal Holdings, LLC and Thomas H. Lee on September 26, 2007; (vi) 3,333 shares of Common Stock issuable upon the exercise of options granted to Lee and/or its affiliates as set forth in the Schedule 14A filed by the Company on April 29, 2008; (vii) an aggregate 2,786,942 shares of Common Stock that Mr. Richard Barasch and/or his affiliates beneficially own as set forth in the Schedule 14A filed by the Company on April 29, 2008; and (viii) an aggregate 2,869,882 shares of Common Stock issued by the Company pursuant to the Merger Agreement to former equity holders of MemberHealth (other than WCAS) that are party to the Stockholders’ Agreement.

Including all such shares on the foregoing basis, the Reporting Persons may be deemed to be beneficial owners of, in the aggregate, 64.46% of the outstanding Common Stock. Each of the Reporting Persons disclaims beneficial ownership of shares that may be beneficially owned by any of the persons referred to in clauses (i) through (viii) above and any of their respective affiliates, and neither the filing of this Schedule 13D nor its contents shall be deemed to constitute an admission to the contrary.

The percentage in the immediately foregoing paragraph is calculated based on a total of 81,006,980 shares of Common Stock outstanding, which includes (A) the number of shares of Common Stock (67,697,482) outstanding as of October 31, 2008 (as stated by the Company in its quarterly report on Form 10-Q for the period ended September 30, 2008), (B) 3,333 shares of Common Stock issuable upon the exercise of options granted to Perry Funds, (C) 13,289,500 shares of Common Stock, which the Company issued upon conversion of all of the Company’s outstanding Series B Preferred Stock on November 24, 2008, (D) 9,999 shares of Common Stock issuable upon the exercise of options granted to Union Square and/or its affiliates, (E) 3,333 shares of Common Stock issuable upon the exercise of options granted to WCAS and/or its affiliates, and (F) 3,333 shares of Common Stock issuable upon the exercise of options granted to Lee and/or its affiliates. The calculation of such percentage does not consider any shares of Series A Preferred Stock, the exchange of which is subject to various conditions or any shares of Common Stock issuable upon conversion thereof

None of the persons listed in Exhibit B hereto (other than the Reporting Persons as disclosed herein) beneficially own shares of the Common Stock.

(c)           Except as described in Items 3 and 4 (which are incorporated herein by reference), there have been no transactions with respect to the shares of Common Stock during the sixty days prior to the date of this statement on Schedule 13D by either Perry Corp., Richard C. Perry or any of the persons listed in Exhibit B hereto.

(d)           The limited partners of (or investors in) each of two or more private investment funds, or their respective subsidiaries or affiliated entities, for which Perry Corp. acts as general partner

CUSIP No. 913377107	Page 9 of 11 Pages

and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock (as well as Preferred Stock and options) held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

                                (e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The responses to Items 3, 4 and 5 hereof, and the response to Item 4 of Amendment No. 1, are incorporated herein by reference.

Except for the arrangements described in the responses to Items 3, 4 and 5 hereof and the response to Item 4 of Amendment No. 1, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this statement and between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

As contemplated by the Stockholders’ Agreement and the First Amendment to Stockholders’ Agreement, Perry Funds may designate one member of the board of directors of the Company (who is currently Jay Yang). The Reporting Persons disclaim beneficial ownership of shares of Common Stock that may be beneficially owned by such individual.

Item 7.                    Material to be Filed as Exhibits.

                                Exhibit A* - Agreement between Perry Corp. and Richard C. Perry to file Amendment No. 1 and any future amendments to Schedule 13D jointly on behalf of each of them.

Exhibit B - Executive Officers and Directors of Perry Corp. (other than Richard C. Perry).

Exhibit C* - Securities Purchase Agreement, dated May 7, 2007, by and among Universal American Financial Corp., Lee-Universal Holdings, LLC, Welsh, Carson, Anderson & Stowe X, L.P., Union Square Universal Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Commitment Fund, L.P. and Perry Commitment Master Fund, L.P.

Exhibit D† - Restated Certificate of Incorporation of Universal American Financial Corp.

Exhibit E* - Registration Rights Agreement, dated May 7, 2007, among Universal American Financial Corp. and the other parties named on the signature pages thereto.

Exhibit F* - Securities Purchase Agreement, dated May 7, 2007, by and among Universal American Financial Corp., Lee-Universal Holdings, LLC, Welsh, Carson, Anderson & Stowe X, L.P., Union Square Universal Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Commitment Fund, L.P. and Perry Commitment Master Fund, L.P.

Exhibit G** - Stockholders’ Agreement of Universal American Financial Corp., dated as of September 21, 2007.

CUSIP No. 913377107	Page 10 of 11 Pages

Exhibit H** - Agreement, dated September 18, 2007, by and among Universal American Financial Corp., MH Acquisition II LLC, MHRx LLC, MemberHealth, Inc., Welsh, Carson, Anderson & Stowe IX, L.P., Lee-Universal Holdings, LLC, Welsh, Carson, Anderson & Stowe X, L.P., Union Square Universal Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Private Opportunities Fund, L.P., Perry Private Opportunities Offshore Fund, L.P. and Bank of America, N.A. as administrative agent.

Exhibit I** - Escrow Agreement, dated September 18, 2007, by and among Universal American Financial Corp., MH Acquisition II LLC, MHRx LLC, MemberHealth, Inc., Welsh, Carson, Anderson & Stowe IX, L.P., Lee-Universal Holdings, LLC, Welsh, Carson, Anderson & Stowe X, L.P., Union Square Universal Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Private Opportunities Fund, L.P., Perry Private Opportunities Offshore Fund, L.P., Bank of America, N.A. as administrative agent and The Bank of New York, as escrow agent.

Exhibit J** - Amendment to Escrow Agreement, dated September 21, 2007, by and among Universal American Financial Corp., MH Acquisition II LLC, MHRx LLC, MemberHealth, Inc., Welsh, Carson, Anderson & Stowe IX, L.P., Lee-Universal Holdings, LLC, Welsh, Carson, Anderson & Stowe X, L.P., Union Square Universal Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Private Opportunities Fund, L.P., Perry Private Opportunities Offshore Fund, L.P., Bank of America, N.A. as administrative agent and The Bank of New York, as escrow agent.

Exhibit K – First Amendment to Stockholders’ Agreement, dated July 24, 2008.

Exhibit L – Stock Option Agreement, dated September 21, 2007, by and among Universal American Corp., Perry Partners, L.P., Perry Partners International, Inc., Perry Private Opportunities Offshore Fund, L.P. and Perry Private Opportunities Fund, L.P.

Exhibit M – Stock Option Agreement, dated July 24, 2008, by and among Universal American Corp., Perry Partners, L.P., Perry Partners International, Inc., Perry Private Opportunities Offshore Fund, L.P. and Perry Private Opportunities Fund, L.P.

*   Previously filed as an Exhibit to Amendment No. 1 and incorporated herein by reference.

† Incorporated by reference to Annex C to the Company’s Registration Statement on Form S-4, Registration No. 333-143822.

** Previously filed as an Exhibit to Amendment No. 2 and incorporated herein by reference.

CUSIP No. 913377107	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 26, 2008	PERRY CORP.
	By:	Richard C. Perry
	Title:	President

By:	/s/ Michael C. Neus

Michael C. Neus

Attorney-in-Fact

Date: November 26, 2008	RICHARD C. PERRY
By: /s/ Michael C. Neus

 Michael C. Neus

 Attorney-in-Fact